Exhibit 99.4
AGREEMENT
This AGREEMENT (this "Agreement"), is entered into as of September 27, 2018, by and among CMB NV, a company incorporated under the laws of Belgium ("CMB") and Hunter Maritime Acquisition Corp., a Marshall Islands corporation ("Hunter Maritime"), in connection with the Warrant Agreement (defined below). Capitalized terms used herein but not otherwise defined herein shall have the meanings set forth in the Warrant Agreement.
W I T N E S S E T H:
WHEREAS, reference is made to that certain Warrant Agreement, dated as of November 18, 2016, as the same may be amended, modified, supplemented and/or amended from time to time (the "Warrant Agreement"), entered into by Hunter Maritime and Continental Stock Transfer & Trust Company, a New York corporation;
WHEREAS, on September 27, 2018, Bocimar assigned, without recourse, all of its right, title and interest in, to and under the Warrant Agreement to CMB;
WHEREAS, pursuant to Section 2.5 of the Warrant Agreement, Permitted Transferees are required to enter into a written agreement with Hunter Maritime to be bound by the transfer restrictions in the Warrant Agreement; and
WHEREAS, CMB has agreed to unconditionally and expressly be bound by the transfer restrictions in the Warrant Agreement.
NOW, THEREFORE, in consideration of the foregoing and the mutual covenants herein contained, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:
1.          Agreement to be Bound.  CMB hereby agrees to be bound by the transfer restrictions in the Warrant Agreement.
2.          Representations and Warranties. CMB (a) has the requisite power and authority to execute, deliver and perform this Agreement, and (b) is duly authorized to, and has been authorized by all necessary action, to execute, deliver and perform this Agreement.  No authorization or approval or other action by, and no notice to or filing with, any governmental authority is required in connection with the due execution, delivery or performance by CMB of this Agreement, except such authorizations or approvals or other actions which have been obtained or where the failure to obtain, in each case, could not reasonably be expected to have a material adverse effect.  This Agreement has been duly executed and delivered and constitutes the legal, valid and binding obligation of CMB, enforceable against it in accordance with its terms, except as may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws limiting creditors' rights generally or general equitable principles.
3.          Binding Effect.  This Agreement shall be binding upon CMB and Hunter Maritime, together with their respective successors and assigns.
4.          Governing Law.  This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of New York, without giving effect to conflicts of law principles that would result in the application of the substantive laws of another jurisdiction.  The parties hereto (i) all agree that any action, proceeding, claim or dispute arising out of, or relating in any way to, this Agreement shall be brought and enforced in the courts of New York City, in the State of New York, and irrevocably submit to such jurisdiction and venue, which jurisdiction and venue shall be exclusive and (ii) waive any objection to such exclusive jurisdiction and venue or that such courts represent an inconvenient forum.
5.          Counterparts.  This Agreement may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which shall be deemed to be an original, but all of which taken together shall constitute one and the same agreement.  Delivery of an executed counterpart of this Agreement by telefacsimile or by electronic mail transmission of an adobe file format document (also known as a PDF file) shall be equally effective as delivery of an original executed counterpart of this Agreement.  Any party delivering an executed counterpart of this Agreement by telefacsimile or as a PDF file also shall deliver an original executed counterpart to this Agreement but the failure to deliver an original executed counterpart shall not affect the validity, enforceability, and binding effect of this Agreement.
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IN WITNESS WHEREOF, the parties below have caused this Agreement to be duly executed as of the day and year first above written.
CMB NV

	By:	/s/ Alexander SAVERYS
Name: Alexander SAVERYS
Title: Director

	By:	/s/ Ludovic SAVERYS
Name: Ludovic SAVERYS
Title: Director

HUNTER MARITIME ACQUISITION CORP.

	By:	/s/ Ludovic SAVERYS
Name: Ludovic SAVERYS
Title: Director

Acknowledged and Agreed:

CONTINENTAL STOCK TRANSFER & TRUST COMPANY

By:	/s/Isaac Kagan
Name: Isaac Kagan
Title: Vice President

[signature page to Joinder Agreement]